The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158920

Subject to Completion

Preliminary Prospectus Supplement dated August 30, 2011

PROSPECTUS SUPPLEMENT

(To prospectus dated April 30, 2009)

$600,000,000

Commonwealth Edison Company

$             First Mortgage         % Bonds, Series 111, due 2016

$             First Mortgage         % Bonds, Series 112, due 2021

We will pay interest on the Bonds on March 1 and September 1, beginning on March 1, 2012. The Series 111 Bonds will mature on September 1, 2016, and the Series 112 Bonds will mature on September 1, 2021. We may redeem the Bonds at any time at the prices specified in this prospectus supplement. There is no sinking fund for the Bonds.

The Bonds will be secured equally with all other bonds now outstanding or subsequently issued under our Mortgage.

Investing in the Bonds involves risks that are described in the “Risk Factors” section on page S-7 of this prospectus supplement.

	Price to Public (1)	Underwriting Discount	Proceeds to ComEd Before Expenses (1)

Per Series 111 Bond	%	%	%

Total for Series 111 Bonds	$	$	$

Per Series 112 Bond	%	%	%

Total for Series 112 Bonds	$	$	$

(1) Plus accrued interest from September     , 2011, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Bonds will be ready for delivery in book-entry form only through The Depository Trust Company on or about September     , 2011.

Joint Book-Running Managers

BNP PARIBAS	US Bancorp	Wells Fargo Securities

Deutsche Bank Securities	Ramirez & Co., Inc.

Co-Managers

CIBC	PNC Capital Markets LLC

The date of this prospectus supplement is August     , 2011.

Prospectus Supplement

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this prospectus supplement and in the accompanying prospectus, statements regarding certain of the matters discussed in this prospectus supplement and the accompanying prospectus are forward-looking statements that are subject to risks and uncertainties. Words such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “predicts” and “estimates” and similar expressions are intended to identify forward-looking statements but are not the only means to identify those statements. See “Forward-Looking Statements” in the accompanying prospectus for more information.

COMMONWEALTH EDISON COMPANY

We are a subsidiary of Exelon Corporation, or Exelon, and are engaged principally in the purchase and regulated retail sale of electricity and the provision of distribution and transmission services to a diverse base of residential, commercial and industrial customers in northern Illinois. We are subject to regulation by the Illinois Commerce Commission, or ICC, related to distribution rates and service, the issuance of securities, and certain other aspects of our business. We are also subject to regulation by the Federal Energy Regulatory Commission, or FERC, as to transmission rates and certain other aspects of our business.

Our retail service territory has an area of approximately 11,300 square miles and an estimated population of 9 million as of June 30, 2011. The service territory includes the City of Chicago, an area of about 225 square miles with an estimated population of 3 million. We had approximately 3.8 million customers as of June 30, 2011.

Our principal executive offices are located at 440 South LaSalle Street – Suite 3300, Chicago, Illinois 60605, and our telephone number is (312) 394-4321.

SUMMARY FINANCIAL INFORMATION

We have provided the following summary financial information for your reference. We have derived the summary information presented here from the financial statements we have incorporated by reference into this prospectus supplement and the accompanying prospectus. You should read it together with our historical consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in this prospectus supplement.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	($ in millions)			($ in millions)
Income Statement Data
Operating revenues	$6,136	$5,774	$6,204	$2,914	$2,910
Operating income	667	843	1,056	547	454
Net income on common stock	201	374	337	125	183
Cash Flow Data
Cash interest paid, net of amount capitalized (a)	$300	$284	$283	$142	$148
Capital expenditures (b)	953	854	962	453	495
Cash flows provided by operating activities (c)	1,079	1,020	1,077	404	71
Cash flows used in investing activities	(958)	(821)	(939)	(437)	(473)
Cash flows provided by (used in) financing activities	(161)	(155)	(179)	(17)	446

	As of December 31,			As of June 30,
	2008	2009	2010	2011
	($ in millions)			($ in millions)
Balance Sheet Data
Property, plant and equipment, net (d)	$11,655	$12,125	$12,578	$12,824
Goodwill, net	2,625	2,625	2,625	2,625
Total assets	19,237	20,697	21,652	22,348
Long-term debt (e)	4,709	4,498	4,654	4,805
Long-term debt to financing trusts	206	206	206	206
Total shareholders’ equity	6,735	6,882	6,910	6,943

(a)	Includes cash interest paid of $5 million, in connection with long-term debt to ComEd Transitional Funding Trust, or CTFT, for the year ended December 31, 2008. The long-term debt to CTFT was retired, and CTFT was dissolved, during 2008.

(b)	These amounts include investment in plant and plant removals, net.

(c)	We contributed $55 million, $214 million and $317 million in the years ended December 31, 2008, 2009 and 2010, respectively, and $16 million and $871 million in the six months ended June 30, 2010 and 2011, respectively, to Exelon-sponsored pension and post-retirement benefits plans in which we participate.

(d)	In accordance with regulatory accounting practice, collections for future removal costs are recorded as a regulatory liability and are not included in property, plant and equipment, net.

(e)	Excludes current maturities of $17 million, $213 million, $347 million and $796 million as of December 31, 2008, 2009 and 2010 and June 30, 2011, respectively.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
Earnings to Fixed Charges (a)	2.06	1.76	2.03	2.94	2.85	2.61	2.72

(a)	For purposes of computing the ratios of earnings to fixed charges: (i) earnings consist of net income before deducting net provisions for income taxes (including deferred taxes and current income taxes applicable to nonoperating activities) and investment tax credits deferred, less equity in losses of unconsolidated affiliates (net of dividends received), and fixed charges; and (ii) fixed charges consist of interest on debt, amortization of debt discount, premium and expense, interest expense related to uncertain tax positions, and the estimated interest component of lease payments and rentals.

Notes to Summary Financial Information

Rate Proceedings. A multi-year rate freeze ended in January 2007. As a result, our rates since that time have been, and going forward will be, established based on the results of regulatory proceedings before the ICC and FERC and subsequent appeal of orders issued in those proceedings.

•	2007 Delivery Services Rate Case.

In October 2007, we filed a rate case, or the 2007 Rate Case, with the ICC for approval to increase our delivery service revenue requirement by approximately $360 million. The ICC issued an order in the rate case approving a $274 million increase in our annual delivery services revenue requirement, which became effective in September 2008. In the order, the ICC authorized a 10.3% rate of return on our common equity. On appeal, the Illinois Appellate Court issued a decision on September 30, 2010, ruling against us on the treatment of post-test year accumulated depreciation and the recovery of costs for an Advanced Metering Infrastructure, or AMI, pilot program via a rider known as Rider SMP. Our Petition for Leave to Appeal to the Illinois Supreme Court was denied in March 2011. The matter has been returned to the ICC, where we expect a final order to be issued with respect to the aforementioned issues in early 2012.

The Appellate Court held the ICC abused its discretion in not reducing our rate base to account for an additional 18 months of accumulated depreciation while including post-test year pro forma plant additions through that period (the same position we took in our 2010 electric distribution rate case, or the 2010 Rate Case (discussed below)). The Appellate Court’s ruling may trigger a refund obligation. The ICC will ultimately be required to set a just and reasonable rate that will determine the amount of any refund. We believe that the impact on our rates and any associated refund obligation should be prospective from no earlier than the date of the Appellate Court’s ruling on September 30, 2010. We continued to bill rates as established under the ICC’s order in the 2007 Rate Case, until June 1, 2011 when the rates set in the 2010 Rate Case became effective. We have recognized for accounting purposes our estimate of any refund obligation, subject to true-up when the ICC establishes a new rate. An interest charge may also accrue on any refund amount. We recorded an estimated refund obligation of $55 million and $22 million related to the post-test year accumulated depreciation and AMI pilot program issues as of June 30, 2011 and December 31, 2010, respectively.

The Appellate Court also reversed the ICC’s approval of our Rider SMP, a program that authorized the installation of 131,000 smart meters in the Chicago area. As of June 30, 2011, we had installed the majority of the meters authorized under this program. The Appellate Court held that the ICC’s approval of Rider SMP constituted illegal single-issue ratemaking. The Appellate Court’s decision prescribes a new, more stringent standard for cost recovery riders not specifically authorized by statute. Such riders would be allowed only if: (1) the pass-through cost is imposed by an “external circumstance” and is unexpected, volatile, or fluctuating; and (2) recovery via rider does not change other expenses or increase utility income. As a result of the Appellate Court’s ruling on Rider SMP, we also recorded a $4 million (pre-tax) write-off of regulatory assets associated with operating and maintenance costs that were originally allowable under Rider SMP, as the costs can no longer be recovered from customers through Rider SMP. We do not believe any of our other riders are affected by the Court’s ruling.

Subsequent to the Appellate Court’s ruling, we filed a request with the ICC to allow us to request recovery, through inclusion in the 2010 Rate Case, of operation and maintenance costs that would have been recovered through the rider, as well as carrying costs associated with capital investment in the ICC-approved AMI pilot program. The unrecovered Rider SMP pilot program costs had already been requested in rate base in the 2010 Rate Case. On December 2, 2010, the ICC approved our request. The investment and the pilot program costs were approved in the 2010 Rate Case proceeding.

•	2010 Delivery Services Rate Case.

On June 30, 2010, we requested ICC approval for an increase of $396 million to our annual delivery services revenue requirement. This request was subsequently reduced to $343 million to account for changes in tax law, corrections, acceptance of limited adjustments proposed by certain parties and the amounts expected to be recovered in the AMI pilot program tariff discussed above. The request to increase the annual revenue requirement was to allow us to recover the costs of substantial investments made since our last rate filing in 2007. The requested increase also reflected increased costs, most notably pension and other post retirement employee benefits, since our rates were last determined. The original requested rate of return on common equity was 11.5%. In addition, we requested future recovery of certain amounts that were previously recorded as expense that would allow us to recognize a one-time benefit of up to $40 million (pre-tax). The requested increase also included $22 million for increased uncollectible accounts expense, which would increase the threshold for determining over/under recoveries under our uncollectible accounts tariff.

On May 24, 2011, the ICC issued an order in our 2010 Rate Case, which became effective on June 1, 2011. The order approved a $143 million increase to our annual delivery services revenue requirement and a 10.5% rate of return on common equity. As expected, the ICC followed the Appellate Court’s position on the post-test year accumulated depreciation issue. The order allows us to establish or reestablish a net amount of approximately $40 million of previously expensed plant balances or new regulatory assets which is reflected as a reduction in operating and maintenance expense and income tax expense for the three and six months ended June 30, 2011. The order also affirmed the current regulatory asset for severance costs that was challenged by an intervener in the 2010 Rate Case. The order has been appealed to the Appellate Court by several parties, including us. We cannot predict the ultimate outcomes of these appeals.

•	Legislation to Modernize Electric Utility Infrastructure and to Update Illinois Ratemaking Process.

We and Ameren Illinois Company are working with state legislators to enact legislation that would modernize Illinois’ electric grid. The legislation includes a policy-based approach that would provide a more predictable ratemaking system and would enable utilities to modernize the electric grid and set the stage for fostering economic development while creating and retaining jobs. Many other states are changing or are considering changes to the way they regulate utilities in order to improve the predictability of the ratemaking process.

The Illinois Energy Infrastructure Modernization Act, or SB 1652, a prior version of which was originally introduced as HB 14, was passed by the Illinois General Assembly on May 31, 2011. SB 1652 would apply to electric utilities in Illinois on an opt-in basis. SB 1652 provides greater certainty related to the recovery of costs by a utility through a pre-established formula, which would still allow the ICC and interveners the opportunity to review the prudence and reasonableness of costs. If the legislation were to be enacted, we would anticipate filing annual electric distribution formula rate cases and investing an additional $2.6 billion in capital expenditures over the next ten years to modernize our system and implement smart grid technology, including improvements to cyber security. These investments would be incremental to our historical level of capital expenditures. SB 1652 also contains a provision for the IPA to complete a procurement event for energy requirements for the June 2013 through May 2017 period. If SB 1652 is enacted, the procurement event must take place within 120 days after the effective date of the legislation.

On August 26, 2011, the bill was presented to the Governor, who has 60 days to decide on the bill; however, he has indicated that he may veto it. If approved in its current form, we expect that we would begin to achieve closer to our allowed return on equity, which would have a material positive impact on our net income as early as 2011. Our commitments in the bill associated with incremental capital expenditures would result in significant cash outflows beginning in 2012. We cannot predict the eventual outcome of SB 1652 resulting from the Governor’s decision or subsequent actions taken by the Illinois General Assembly. To the extent that the bill is not enacted as currently written or in a comparable form, we will seek alternative methods to achieve reasonable earned returns on equity, which would include additional electric distribution rate case filings with the ICC.

•	Recovery of Uncollectible Accounts.

In 2009, comprehensive legislation was enacted into law in Illinois providing public utility companies with the ability to recover from or refund to customers the difference between the utility’s annual uncollectible accounts expense and amounts collected in rates annually. On February 2, 2010, the ICC issued an order adopting our proposed tariffs filed in accordance with the legislation, with minor modifications. As a result of that ICC order, we recorded a regulatory asset of $70 million and an offsetting reduction in operating and maintenance expense in the first quarter of 2010 for the cumulative under-collections in 2008 and 2009. In addition, we recorded a one-time charge of $10 million to operating and maintenance expense in the first quarter of 2010 for a contribution to the Supplemental Low-Income Energy Assistance Fund which is used to assist low-income residential customers.

•	Illinois Procurement Proceedings.

We are permitted to recover our electricity procurement costs from our retail customers without mark-up. Since June 2009, under Illinois legislation enacted in 2007 affecting electric utilities, the Illinois Power Agency, or IPA, designs, and the ICC approves an electricity supply portfolio for us, and the IPA administers a competitive process under which we procure our electricity supply from various suppliers, including our affiliate, Exelon Generation Company, LLC, or Generation. In order to fulfill a requirement of the 2007 Illinois legislation, we hedged the price of a significant portion of energy purchased on the spot market with a five-year variable-to-fixed financial swap contract with Generation that expires on May 31, 2013.

On December 21, 2010, the ICC approved the IPA’s procurement plan covering the period June 2011 through May 2016. As of June 30, 2011, we had completed the ICC-approved procurement process for our energy requirements through May 2012 as well as a portion of our requirements for each of the years ending in May 2013 and May 2014.

The 2007 Illinois legislation requires us to purchase an increasing percentage of our electricity requirements from renewable energy resources. On December 17, 2010, we entered into 20-year contracts with several unaffiliated suppliers regarding the procurement of long-term renewable energy and associated renewable energy credits, or RECs. The long term renewables purchased will count toward satisfying our obligation under the state’s renewable energy portfolio standards and all associated costs will be recoverable from customers. As of June 30, 2011, we had completed the ICC-approved procurement process for RECs through May 2012.

On May 25, 2010, the ICC approved a Cash Working Capital, or CWC, adjustment to be included in our energy procurement tariff; however, the ICC did not specify the amount of the allowed recovery, which will ultimately be determined in an annual procurement reconciliation proceeding, based on information from our most recent rate case. The approved CWC adjustment allows us to recover the time value of money between when we are required to pay for energy and when funds are received from customers. We began billing customers for CWC through our energy procurement rider on June 1, 2010 reflecting the costs included in our original request to amend the tariff. Because of the uncertainty regarding the amount of CWC recovery, we have been recording a reserve against a portion of these billings. The ICC order in the 2010 Rate Case clarifies the method for determining CWC, and as a result, we reversed a $17 million reserve during the second quarter of 2011.

•	Annual Transmission Formula Rate Update.

Our transmission rates are established based on a FERC-approved formula. FERC’s order establishes the agreed-upon treatment of costs and revenues in the determination of network service transmission rates and the process for updating the formula rate calculation on an annual basis. Our most recent annual formula rate update filed in May 2011 reflects actual 2010 expenses and investments plus forecasted 2011 capital additions. The update resulted in a revenue requirement of $438 million offset by a $16 million reduction related to the true-up of 2010 actual costs for a net revenue requirement of $422 million. This compares to the May 2010 updated net revenue requirement of $416 million. The increase in the revenue requirement was primarily driven by the Illinois income tax statutory rate change enacted in January 2011. The 2011 net revenue requirement became effective June 1, 2011 and is recovered over the period extending through May 31, 2012. The regulatory liability associated with the true-up is being amortized as the associated amounts are refunded.

Our updated formula transmission rate currently provides for a weighted average debt and equity return on transmission rate base of 9.10%, a decrease from the 9.27% return previously authorized. As part of the FERC-approved settlement of our 2007 transmission rate case, the rate of return on common equity is 11.5% and the common equity component of the ratio used to calculate the weighted average debt and equity return for the formula transmission rate is currently capped at 55%.

•	Other Service Matters.

Illinois law provides that, in the event an electric utility experiences a continuous power interruption of four hours or more that affects, as applied to us, 30,000 or more customers, the affected utility may be liable for actual damages suffered by customers as a result of the interruption and may be responsible for reimbursement of local governmental emergency and contingency expenses incurred in connection with the interruption. Recovery of consequential damages is barred. The affected utility may seek from the ICC a waiver of these liabilities when the utility can show that the cause of the interruption was unpreventable damage due to weather events or conditions, customer tampering or certain other causes enumerated in the law. During the years 2008, 2009 and 2010 and the six month period ended June 30, 2011, we do not believe we had any interruptions that have triggered this damage liability or reimbursement requirement.

See Note 2 of Combined Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2010, and Note 3 of the Combined Notes to Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, for additional information regarding regulatory proceedings.

RISK FACTORS

We are subject to various regulatory, operating and other risks as a result of the nature of our operations and the marketplace in which we operate. Many of these risks are beyond our control and several pose significant challenges to our business, operations, revenues, net income and cash flows. These risks are described under Item 1A, Risk Factors, of our Annual Report on Form 10-K for the year ended December 31, 2010, as updated by Part II, Item 1A, Risk Factors of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.

USE OF PROCEEDS

We will use a portion of the net proceeds from the sale of the Bonds:

•

to refinance the $191 million outstanding principal amount of three series of variable rate tax-exempt bonds issued for our benefit, consisting of $50 million due March 1, 2020, $49.8 million due May 1, 2021 and $91 million due March 1, 2017, and bearing interest at 0.18%, 0.22% and 0.18%, respectively, as of August 24, 2011 (excluding remarketing and letter of credit fees totaling 2.18% for each series); and

•	to refinance the $345 million outstanding principal amount of our First Mortgage 5.40% Bonds, Series 105, due December 15, 2011.

We will use the remaining net proceeds for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2011, and as adjusted to give effect to the issuance and sale of the Bonds and the use of the net proceeds from this offering as set forth under “Use of Proceeds” above. This table should be read in conjunction with our consolidated financial statements and related notes as of and for the quarter ended June 30, 2011, incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in this prospectus supplement.

	June 30, 2011
	Actual	As Adjusted (c)
	($ in millions) (unaudited)
Long-term debt:
First mortgage bonds (a)	$5,483	$
Long-term debt to financing trust	206
Other long-term debt (b)	118
Total shareholders’ equity	6,943

Total capitalization, including short-term borrowings and current maturities	$12,750	$

(a)	Includes $795 million of current maturities

(b)	Includes notes payable, sinking fund debentures, unamortized debt discounts and premiums and unamortized settled fair value hedges. Also includes $1 million of current maturities.

(c)	We will use a portion of the net proceeds from the sale of the Bonds to refinance certain outstanding variable rate tax-exempt bonds that were issued for our benefit, which are secured by our first mortgage bonds, and our First Mortgage 5.40% Bonds, Series 105, which mature on December 15, 2011. See “Use of Proceeds” above.

DESCRIPTION OF THE BONDS

The following description of the particular terms of the offered Bonds supplements the description of the general terms and provisions of the Bonds set forth in the accompanying prospectus under the caption “Description of Bonds.”

The Bonds will be issued under our Mortgage dated July 1, 1923, as amended and supplemented and as further supplemented by a Supplemental Indenture dated as of August 22, 2011, creating the Bonds. The Bonds will bear interest at the rates per annum and will be due and payable on the dates set forth on the cover page of this prospectus supplement. We are issuing the Bonds on the basis of bondable bond retirements. As of June 30, 2011, the amount of bondable bond retirements not utilized under the Mortgage was approximately $1.3 billion. See “Description of Bonds–Property Additions/Bondable Bond Retirements” in the accompanying prospectus for the meaning of the term “bondable bond retirements.”

The Bonds will be registered in the name of Cede & Co., as registered owner and as nominee for The Depository Trust Company, New York, New York, or DTC. Beneficial interests in the Bonds will be shown on, and transfers will be effected only through, records maintained by DTC (with respect to participants’ interests) and its participants. Except as described in this prospectus supplement or the accompanying prospectus, the Bonds will not be issued in certificated form.

Principal, Maturity and Interest

The Series 111 Bonds and the Series 112 Bonds will initially be limited in aggregate principal amount to $             and $            , respectively. Subject to the limitations described in this prospectus supplement and the accompanying prospectus, we may issue additional bonds under the Mortgage with the same priority as the Bonds, including bonds having the same series designation and terms (except for the public offering prices and the issue date) as the Series 111 Bonds and the Series 112 Bonds, without the approval of the holders of outstanding bonds under the Mortgage, including the holders of the outstanding Series 111 Bonds or Series 112 Bonds, respectively. The Bonds will be issued in book-entry form only in denominations of $1,000 and integral multiples thereof.

The Series 111 Bonds and Series 112 Bonds will mature on September 1, 2016 and September 1, 2021, respectively. Interest will be payable on the Bonds semiannually on March 1 and September 1 of each year, beginning on March 1, 2012, until the principal is paid or made available for payment. Interest on the Bonds will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

For so long as the Bonds are issued in book-entry form, payments of principal and interest will be made in immediately available funds by wire transfer to DTC or its nominee. If the Bonds are issued in certificated form to a holder other than DTC, payments of principal and interest will be made by check mailed to that holder at that holder’s registered address. Payment of principal of the Bonds in certificated form will be made against surrender of those Bonds at the office or agency of our company in the City of Chicago, Illinois and an office or agency in the Borough of Manhattan, City of New York, New York. Payment of interest on the Bonds will be made to the person in whose name those Bonds are registered at the close of business on the record date for the relevant interest payment date, which shall be February 15 and August 15 for the interest payment dates on March 1 and September 1, respectively. Default interest will be paid in the same manner to holders as of a special record date established in accordance with the Mortgage.

Redemption at Our Option

At any time prior to August 1, 2016 (one month prior to the maturity date of the Series 111 Bonds), with respect to the Series 111 Bonds, or June 1, 2021 (three months prior to the maturity date of the Series 112 Bonds), with respect to the Series 112 Bonds, we may, at our option, redeem the Bonds in whole or in part at a redemption price equal to the greater of:

•	100% of the principal amount of the Series 111 Bonds or Series 112 Bonds, as applicable, to be redeemed, plus accrued and unpaid interest on those Bonds up to but excluding the redemption date, or

•

as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Series 111 Bonds or Series 112 Bonds, as applicable, to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus basis points, in the case of the Series 111 Bonds, or basis points, in the case of the Series 112 Bonds, plus accrued and unpaid interest on those Bonds up to but excluding the redemption date.

The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

At any time on or after August 1, 2016, we may redeem the Series 111 Bonds in whole or in part at 100% of the principal amount of the Bonds to be redeemed, plus accrued and unpaid interest on those Bonds up to but excluding the redemption date.

At any time on or after June 1, 2021, we may redeem the Series 112 Bonds in whole or in part at 100% of the principal amount of the Bonds to be redeemed, plus accrued and unpaid interest on those Bonds up to but excluding the redemption date.

We will mail notice of any redemption at least 30 days but not more than 45 days before the redemption date to each registered holder of the Series 111 Bonds or Series 112 Bonds to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Bonds or portions of the Bonds called for redemption.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Business Day” means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Series 111 Bonds or Series 112 Bonds, as applicable, to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those Bonds.

“Comparable Treasury Price” means, with respect to any redemption date:

•	the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations; or

•	if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (1) each of BNP Paribas Securities Corp., Wells Fargo Securities, LLC and a designee of U.S. Bancorp Investments, Inc., or any of their affiliates, and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in the United States of America (“Primary Treasury Dealer”), in which case we shall substitute another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that

Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding that redemption date.

Pending Amendment to Mortgage

We are amending the Mortgage in order to remove the current requirement that the mortgage trustee maintain its principal office in Chicago, Illinois. The immediate purpose of this amendment is to accommodate the desire of the current mortgage trustee to consolidate its trust affiliates into a single company, The Bank of New York Mellon Trust Company, N.A., whose principal office is located in Los Angeles, California. We also believe that lifting the restriction provides greater flexibility in selecting future trustees, should such a selection be necessary or desirable. The amendment is reflected within the Supplemental Indenture dated as of August 22, 2011, and holders of the Series 111 Bonds and the Series 112 Bonds will be deemed to have consented to that amendment by virtue of their acceptance of those Bonds. The amendment, however, will not become effective until it has received the requisite approvals under the Mortgage.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain United States federal income tax consequences material to the purchase, ownership and disposition of the Bonds. This discussion deals only with Bonds that are held as capital assets (as that term is defined in section 1221 of the Internal Revenue Code of 1986, as amended, or the Code) by a purchaser of the Bonds at their original offering price when originally offered by us. The statements set forth in the following discussion, to the extent they constitute matters of United States federal income tax law or legal conclusions with respect thereto, represent the opinion of Sidley Austin LLP, our United States tax counsel.

If an entity treated as a partnership for United States federal income tax purposes holds a Bond, the tax consequences to a partner of such entity will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding a Bond should consult their tax advisors.

This discussion is based on the Code, regulations issued under the Code and associated administrative and judicial interpretations, all as they currently exist as of the date of this prospectus supplement. These income tax laws and regulations, however, may change at any time, and any change could be retroactive. This discussion does not represent a detailed description of the United States federal income tax consequences to purchasers of the Bonds in light of their particular circumstances. It does not represent a detailed description of the United States federal income tax consequences applicable to beneficial owners of Bonds subject to special treatment under the United States federal income tax laws (including, without limitation, insurance companies, tax-exempt organizations, banks, certain financial institutions, regulated investment companies, dealers in securities, persons holding a Bond as a position in a straddle, hedging or conversion transaction, or who mark their securities to market for federal income tax purposes, partners in pass-through entities, or a United States person whose functional currency is other than the United States dollar). This discussion does not discuss the tax consequences for a beneficial owner of a Bond who or which is not a “United States person” for United States federal income tax purposes. This discussion does not address any foreign, state, local or non-income tax consequences of the purchase, ownership and disposition of the Bonds to the beneficial owner of a Bond. There can be no assurance that a change in law will not alter significantly the tax considerations described in this discussion.

Interest

Interest on a Bond will be taxed to a beneficial owner of a Bond as ordinary interest income at the time it accrues or is received, in accordance with the beneficial owner’s regular method of accounting for federal income tax purposes. It is not expected that the Bonds will be issued with original issue discount.

Disposition of a Bond

Upon the sale, exchange, redemption or other taxable disposition of a Bond, a beneficial owner of a Bond generally will recognize gain or loss equal to the difference, if any, between the amount realized on the sale, exchange, redemption or other taxable disposition (not including any amount attributable to accrued but unpaid interest) and the beneficial owner’s adjusted tax basis in the Bond. Any amount attributable to accrued but unpaid interest will be treated as a payment of interest and taxed in the manner described above under “–Interest.” In general, a beneficial owner’s adjusted tax basis in a Bond will be equal to the initial purchase price of the Bond paid by the beneficial owner.

Gain or loss recognized on the sale, exchange, redemption or other taxable disposition of a Bond generally will be capital gain or loss, and will be long-term capital gain or loss if at the time of sale, exchange, redemption or other taxable disposition the Bond has been held for more than one year. For individuals and other noncorporate beneficial owners, the excess of net long-term capital gains over net short-term capital losses generally is taxed at a lower rate than ordinary income. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Medicare Tax

For taxable years beginning after December 31, 2012, a 3.8% Medicare tax will be imposed on the net investment income of certain individuals with a modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” will generally include interest (including interest paid on a Bond), net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange, redemption or other taxable disposition of a Bond) and certain other types of income, reduced by permitted deductions properly allocable to such income or net gain.

Information Reporting and Backup Withholding

Information reporting requirements apply to interest and principal payments made to, and to the proceeds of sales or other dispositions before maturity by, certain noncorporate beneficial owners of Bonds. Generally, we must report annually to the Internal Revenue Service, or IRS, the amount of interest that we paid to the beneficial owner of a Bond and the amount of tax that we withheld on that interest. In addition, backup withholding is required on such payments unless a beneficial owner furnishes a correct taxpayer identification number (which for an individual is generally the individual’s Social Security Number) and certifies on an IRS Form W-9, under penalties of perjury, that the beneficial owner is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

The current rate of backup withholding is 28% of the amount paid and is scheduled to increase to 31% for 2013 and thereafter. Backup withholding does not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Any amounts withheld under backup withholding rules will be allowed as a refund or credit against an owner’s federal income tax liability, provided the required information is timely furnished to the IRS.

The United States federal income tax discussion set forth above is included for general information only and may not be applicable depending upon an owner’s particular situation. Prospective purchasers of the Bonds should consult their own tax advisors with respect to the tax consequences to them of the ownership and disposition of Bonds, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States or other tax laws.

UNDERWRITING

We intend to offer the Bonds through the underwriters. BNP Paribas Securities Corp., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us, the respective principal amounts of the Bonds listed opposite their names below.

Underwriter	Principal Amount of Series 111 Bonds	Principal Amount of Series 112 Bonds

BNP Paribas Securities Corp.	$	$

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Deutsche Bank Securities Inc.

Samuel A. Ramirez & Company, Inc.

CIBC World Markets Corp.

PNC Capital Markets LLC

Total	$	$

The underwriters have agreed to purchase all of the Bonds sold pursuant to the underwriting agreement if any of the Bonds are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Bonds, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

It is expected that delivery of the Bonds will be made on or about the date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of this prospectus supplement (T + 5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise Accordingly, purchasers who wish to trade Bonds on the date of this prospectus supplement will be required, by virtue of the fact that the Bonds initially will settle in T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the Bonds to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of        % or        % of the principal amount of the Series 111 Bonds or the Series 112 Bonds, respectively. The underwriters may allow, and the dealers may reallow, a discount not in excess of        % or        % of the principal amount of the Series 111 Bonds or the Series 112 Bonds, respectively, to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The expenses of the offering, not including the underwriting discount, are estimated to be $0.9 million and are payable by us.

New Issue of Bonds

The Bonds are a new issue of securities with no established trading market. We do not intend to apply for listing of the Bonds on any national securities exchange or for quotation of the Bonds on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the Bonds after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Bonds or that an active public market for the Bonds will develop. If an active public trading market for the Bonds does not develop, the market price and liquidity of the Bonds may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the Bonds. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Bonds. If the underwriters create a short position in the Bonds in connection with the offering, i.e., if they sell more Bonds than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing Bonds in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Bonds. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these transactions. Each of BNP Paribas Securities Corp., U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC, Deutsche Bank Securities Inc., CIBC World Markets Corp. and PNC Capital Markets LLC has banking affiliates who are lending parties in our revolving credit facility.

LEGAL MATTERS

Sidley Austin LLP, Chicago, Illinois, will render an opinion as to the validity of the Bonds for us, and Winston & Strawn LLP, Chicago, Illinois, will render an opinion as to the validity of the Bonds for the underwriters. Winston & Strawn LLP provides legal services to Exelon and its subsidiaries, including us, from time to time.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Commonwealth Edison Company for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, information statements and other information with the SEC. You may read and copy any document that we file with the SEC at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet on the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we have filed with the SEC (file number 1-1839):

•	Our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 10, 2011;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011, filed with the SEC on April 27, 2011 and July 27, 2011, respectively;

•	Our Current Reports on Form 8-K dated:

•	December 28, 2010 and filed with the SEC on January 3, 2011;

•	January 18, 2011 and filed with the SEC on January 18, 2011;

•	April 28, 2011 and filed with the SEC on April 28, 2011;

•	April 28, 2011 and filed with the SEC on April 28, 2011;

•	May 9, 2011 and filed with the SEC on May 12, 2011;

•	May 20, 2011 and filed with the SEC on May 20, 2011;

•	May 24, 2011 and filed with the SEC on May 26, 2011;

•	May 25, 2011 and filed with the SEC on May 25, 2011; and

•	August 3, 2011 and filed with the SEC on August 3, 2011.

Any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and until we or any underwriters sell all of the securities shall be deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus from the date such documents are filed.

In addition to the resources maintained by the SEC, you may also obtain these filings at no cost by writing us at Commonwealth Edison Company, 10 South Dearborn Street, 52nd Floor, P.O. Box 805379, Chicago, Illinois 60680-5379; Attention: Director, Investor Relations, or by calling us at (312) 394-2345.

PROSPECTUS

Commonwealth Edison Company

First Mortgage Bonds

Notes

Commonwealth Edison Company may offer and sell, from time to time, first mortgage bonds and unsecured notes in one or more offerings. We may offer the securities simultaneously or at different times, in one or more separate series, in amounts, at prices and on terms to be determined at or prior to the time or times of sale.

This prospectus provides you with a general description of these securities. We will describe the specific terms of the securities, together with the terms of the offering of those securities, including the initial offering price and our net proceeds from their sale, in supplements to this prospectus. You should read both this prospectus and any applicable prospectus supplements carefully before you invest.

Investing in these securities involves risks. You should carefully consider the information referred to under the heading “Risk Factors” on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may sell the securities through agents we may designate from time to time or to or through underwriters. We will set forth in the applicable prospectus supplement the name of the underwriters or agents, the discount or commission received by them from us as compensation, our other expenses for the offering and sale of these securities and the net proceeds we received from the sale.

The date of this prospectus is April 30, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will describe in a supplement to this prospectus specific information about the terms of that offering. The applicable prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detail on descriptions of the matters discussed in this prospectus. Before you invest in our securities, you should carefully read the registration statement (including the exhibits) of which this prospectus forms a part, this prospectus, the applicable prospectus supplement and the documents incorporated by reference into this prospectus. The incorporated documents are described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement or in any applicable free writing prospectus that we file with the SEC in connection with an offering of securities under this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than the date of such document. Our business, financial condition, results of operations and prospects may have changed materially since those dates.

We are not offering the securities in any state or jurisdiction where the offer or sale is not permitted.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “ComEd,” “our company,” “we,” “us,” “our” or similar references mean Commonwealth Edison Company.

i

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated or deemed incorporated by reference as described under the heading “Where You Can Find More Information” contain forward-looking statements that are not based on historical facts and are subject to risks and uncertainties. Words such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “predicts” and “estimates” and similar expressions are intended to identify forward-looking statements but are not the only means to identify those statements. These forward-looking statements are based on assumptions, expectations and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties.

The factors that could cause actual results to differ materially from the results described in the forward-looking statements include:

•	any risk factors discussed in this prospectus and any accompanying prospectus supplement;

•

the factors relating to ComEd discussed in Item 1A, Risk Factors, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Item 8, Financial Statements and Supplementary Data, ComEd, Note 18 (Commitments and Contingencies) of our Notes to Consolidated Financial Statements in our annual report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference in this prospectus, or the similar provisions of any subsequent annual report on Form 10-K that we file with the SEC; and

•	other factors discussed in filings we make with the SEC.

You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date on the front of this prospectus or, as the case may be, as of the date on which we make any subsequent forward-looking statement that is deemed incorporated by reference. We do not undertake any obligation to update or revise any forward-looking statement to reflect events or circumstances after the date as of which any such forward-looking statement is made.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the information under the heading “Risk Factors” in:

•	any prospectus supplement relating to any securities we are offering;

•	our annual report on Form 10-K most recently filed with the SEC, which is incorporated by reference into this prospectus;

•	our quarterly reports on Form 10-Q filed with the SEC after that annual report on Form 10-K, which are incorporated by reference into this prospectus; and

•	any documents we file with the SEC after the date of this prospectus and which are deemed incorporated by reference into this prospectus.

COMMONWEALTH EDISON COMPANY

We are a subsidiary of Exelon Corporation and are engaged principally in the purchase and regulated retail sale of electricity and the provision of transmission and distribution services to a diverse base of residential, commercial and industrial customers in northern Illinois. Our traditional retail service territory covers approximately 11,300 square miles and an estimated population of 8 million as of December 31, 2008. The service territory includes the City of Chicago, an area of about 225 square miles with an estimated population of 3 million. We delivered electricity to approximately 3.8 million customers at December 31, 2008.

As a public utility under the Illinois Public Utilities Act, we are subject to regulation by the ICC, including regulation as to distribution rates and service, issuance of most of our securities, services and facilities, classification of accounts, transactions with affiliated interests, as defined in the Illinois Public Utilities Act, and other matters. As an electric utility under the Federal Power Act, we are also subject to regulation by the Federal Energy Regulatory Commission as to transmission rates and certain other aspects of our business, including interconnections and sales of transmission related assets.

ComEd was organized in the State of Illinois in 1913 as a result of the merger of Cosmopolitan Electric Company into the original corporation named Commonwealth Edison Company, which was incorporated in 1907. Our principal executive offices are located at 440 South LaSalle Street, Suite 3300, Chicago, Illinois 60605, and our telephone number is (312) 394-4321.

EXELON CORPORATION

Exelon is a utility services holding company and is the parent corporation for each of us, PECO Energy Company, or PECO, and Exelon Generation Company, LLC, or Generation. Exelon, through its subsidiaries, operates in three reportable segments: ComEd, PECO and Generation.

Exelon’s principal executive offices are located at 10 South Dearborn Street, Chicago, Illinois 60603, and its telephone number is (312) 394-7398.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	12 Months Ended December 31,						3 Months Ended March 31,
	2004	2005		2006	2007	2008	2008	2009
Earnings to Fixed Charges (a)	4.17	(b	)	2.08	1.79	2.01	1.71	2.90

(a)	For purposes of computing the ratios of earnings to fixed charges: (i) earnings consist of net income before deducting net provisions for income taxes (including deferred taxes and current income taxes applicable to nonoperating activities) and investment tax credits deferred, less equity in losses of unconsolidated affiliates (net of dividends received), and fixed charges; and (ii) fixed charges consist of interest on debt, amortization of debt discount, premium and expense, interest expense related to uncertain tax positions accounted for under Financial Accounting Standards Board Interpretation No. 48, which was adopted on January 1, 2007, and the estimated interest component of lease payments and rentals.

(b)	For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for 2005 was approximately $304 million. Our earnings for 2005 were negatively impacted by a $1.2 billion non-deductible, non-cash impairment charge we recorded related to the goodwill originally recorded on our books in connection with our former parent’s merger with PECO Energy Company. For purposes of calculating our ratio of earnings to fixed charges for the year ended December 31, 2005, fixed charges were approximately $294 million.

USE OF PROCEEDS

Unless we indicate otherwise in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, including, among other things:

•	discharging or refunding (by redemption, by purchase on the open market, by purchase in private transactions, by tender offer or otherwise) outstanding long-term debt,

•	repaying outstanding short-term debt (including commercial paper),

•	funding capital improvements, and

•	supplementing working capital.

We will describe in the applicable prospectus supplement any specific allocation of the proceeds to a particular purpose that we have made at the date of that prospectus supplement. Pending such uses, we may invest the proceeds in certificates of deposit, United States government securities or other interest-bearing securities. Please refer to our most recently filed annual report on Form 10-K and any subsequently-filed quarterly report on Form 10-Q for information concerning our outstanding long-term debt. See “Where You Can Find More Information.”

DESCRIPTION OF BONDS

We will issue each series of bonds under the Mortgage dated as of July 1, 1923, as supplemented from time to time, between us and BNY Mellon Trust Company of Illinois, as the successor mortgage trustee, and D.G. Donovan, as the co-trustee. We refer to this Mortgage in this prospectus as the “Mortgage” and to BNY Mellon Trust Company of Illinois as the “Mortgage Trustee.” The terms “lien of Mortgage,” “mortgage date of acquisition,” “permitted lien,” “prior lien,” “prior lien bonds,” “property additions,” and “utilized under the Mortgage” are used in this prospectus with the meanings given to those terms in the Mortgage.

The Mortgage contains provisions under which substantially all of the properties of our electric utility subsidiary, Commonwealth Edison Company of Indiana, Inc., or the Indiana Company, might be subjected to the lien of the Mortgage, if we should so determine, as additional security for our bonds, whereupon that subsidiary would become a “mortgaged subsidiary,” as defined in the Mortgage. Since we have not as yet made any determination as to causing the Indiana Company to become a mortgaged subsidiary, those provisions of the Mortgage that are summarized below that discuss a mortgaged subsidiary as well as us, relate to us only.

We have summarized selected provisions of the Mortgage below. However, because this summary is not complete, it is subject to and is qualified in its entirety by reference to the Mortgage. We suggest that you read the complete text of the Mortgage, a copy of which we have incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

The following sets forth certain general terms and provisions of the bonds. The particular terms of the series of bonds offered by any prospectus supplement will be described in that prospectus supplement. The Mortgage provides that the bonds may be issued in one or more series, may be issued at various times, may have differing maturity dates, may bear interest at differing rates and may have other differing terms and conditions, as described below. We need not issue all bonds of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holder of the bonds of that series for issuances of additional bonds. One or more series of the bonds may be issued with the same or various maturities at par, above par or at a discount.

Issuance in Global Form

Unless otherwise indicated in the applicable prospectus supplement, we will initially issue each series of bonds in the form of one or more global bonds, in registered form, without coupons, as described under the caption “Book-Entry System.” The bonds will be issued in denominations of $1,000 and authorized multiples of $1,000. No service charge will be made for any transfer or exchange of any bond, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with any transfer of a bond.

We anticipate that The Depository Trust Company, New York, New York, or DTC, will act as securities depository for the bonds. See “Book-Entry System.” We will describe any differing depository arrangement in the applicable prospectus supplement. For so long as the bonds are issued in book-entry form, payments of principal and interest will be made in immediately available funds by wire transfer to DTC or its nominee. If the bonds are issued in certificated form to a holder other than DTC, payments of principal and interest will be made by check mailed to that holder at that holder’s registered address. Payment of principal of the bonds in certificated form will be made against surrender of those bonds at the office or agency of our company in the City of Chicago, Illinois and an office or agency in the Borough of Manhattan, City of New York. Payment of interest on the bonds will be made to the person in whose name those bonds are registered at the close of business on the record date for the relevant interest payment date. Default interest will be paid in the same manner to holders as of a special record date established in accordance with the Mortgage.

Redemption Provisions

We will specify in the applicable prospectus supplement any redemption provisions applicable to the series of bonds being offered by that prospectus supplement.

Security

The Mortgage is a first mortgage lien on substantially all property and franchises currently owned by us. Our transmission and distribution assets are the principal properties subject to the lien of the Mortgage. In addition, any property and franchises hereafter acquired by us will also become subject to the lien of the Mortgage. The lien of the mortgage does not attach to expressly excepted property, as described in the next paragraph, and property which may be acquired by us subsequent to the filing of a bankruptcy proceeding with respect to us under the Bankruptcy Reform Act of 1978. The lien is also subject to permitted liens, as described below, and, in the case of after-acquired property, liens, if any, existing or placed on that property at the time of acquisition thereof.

There are expressly excepted from the lien of our Mortgage, whether now owned or hereafter acquired, certain real estate not used in the public utility business, real estate held by us in the name of a nominee, cash and securities not specifically pledged under the Mortgage, receivables, contracts (other than leases), materials and supplies not included in utility plant accounts, merchandise, automobiles, trucks and other transportation equipment and office furniture and equipment.

We have agreed under the Mortgage to hold legal title to the mortgaged property free and clear of all liens other than permitted liens, as defined in the Mortgage. Permitted liens are generally liens or restrictions that do not materially interfere with our use of the mortgaged property for the conduct of our business. Permitted liens include liens for real estate taxes, assessments and governmental charges that are not delinquent or are being contested in good faith; liens for judgments that are being appealed or whose enforcement has been stayed; rights reserved to or vested in municipalities or public authorities under franchises, grants, licenses or permits held by us; leases; easements, reservations, exceptions, conditions, limitations and restrictions affecting the mortgaged property which do not materially interfere with our use of the mortgaged property; zoning laws and ordinances; and inconsequential defects or irregularities in title that, in the opinion of our counsel, may be properly disregarded. In the event that the Mortgage lien on a particular piece of mortgaged property were to be foreclosed, such property would remain subject to liens for taxes on that property. Other liens on that property, to the extent prior to the lien of the Mortgage and representing monetary obligations, would be entitled to payment from the foreclosure sale proceeds prior to any sums being paid to the holders of the bonds.

The bonds will rank equally with all bonds, irrespective of series, now or hereafter outstanding under our Mortgage.

Acquisitions of Property Subject to Prior Liens

We covenant in the Mortgage that we will not acquire any property subject to a prior lien (other than a permitted lien):

•

if the principal amount of prior lien bonds outstanding thereunder and under other prior liens upon such prior lien property exceeds 66-2/3% of the fair value of such part of such property as shall consist of property of the character of property additions; and

•

unless the net earnings of such property for any twelve-month period within the immediately preceding fifteen-month period shall have been at least two and one-half times the annual interest on all prior lien bonds secured by prior liens on such property.

We also covenant that we will not transfer all or substantially all of our property to any other corporation, the property of which is subject to a prior lien, unless the property of such other corporation could be acquired by us under the provisions of such covenant with respect to the acquisition of property subject to a prior lien.

We covenant in the Mortgage that we will not issue additional prior lien bonds under any prior lien, and that as soon as all prior lien bonds shall cease to be outstanding under any prior lien, we will promptly procure or cause to be procured the cancellation and discharge of that prior lien. We further covenant that upon the discharge of a prior lien we will cause any cash on deposit with the prior lien trustee (other than cash deposited for the payment or redemption of outstanding prior lien bonds) to be deposited with the Mortgage Trustee, except to the extent required to be deposited with the trustee under another prior lien.

Release of Property from Mortgage

Provided that we are not in default under the Mortgage, the Mortgage allows us to release property from the lien of the Mortgage in connection with its sale or other disposition. Under these provisions, we may obtain the release of mortgaged property by:

•	delivering to the Mortgage Trustee specified certificates describing the property to be sold or disposed and the consideration to be received and stating its fair value;

•	delivering an opinion of counsel as to compliance with the provisions of the Mortgage governing such release; and

•	depositing cash with the Mortgage Trustee in an amount equal to the fair value of the property to be released, subject to reduction or elimination as hereinafter described.

“Fair value” is defined as the fair value to us of the property in question. Fair value is determined by one of our engineers; however, a determination by an independent engineer is also required if the fair value of the property in question exceeds 1% or more of the outstanding principal amount of the bonds under the Mortgage. The required cash deposit may be reduced, or eliminated entirely, by utilizing net property additions or bondable bond retirements not previously utilized under the Mortgage.

We have used these provisions from time to time to release substantial amounts of property from the lien of the Mortgage. In December 1999, we obtained the release of our fossil generation assets in connection with their sale to a third party. In January 2001, we obtained the release of, among other things, our nuclear generation assets in connection with their transfer to our affiliate, Generation, as part of the restructuring undertaken by Exelon. In both cases, the releases were accomplished without the deposit of cash due to the availability of sufficient amounts of unutilized bondable bond retirements and net property additions.

Issuance of Additional Bonds

The Mortgage provides that no bonds may be issued which, as to security, will rank ahead of the bonds that may be sold pursuant to this prospectus but, as indicated below, we may, subject to certain limitations, acquire property subject to prior liens. Nonetheless, subject to the limitations discussed below, we may issue additional bonds under the Mortgage with the same priority as the bonds that may be sold pursuant to this prospectus, including bonds having the same series designation and terms as the bonds that may be sold pursuant to this prospectus, without the approval of the holders of outstanding bonds under the Mortgage, including the holders of any outstanding bonds issued pursuant to this prospectus.

The aggregate principal amount of other bonds that may be issued under the Mortgage and that, as to security, will rank equally with the bonds that may be sold pursuant to this prospectus is not limited except as indicated below. Additional bonds of any series may be issued, subject to the provisions of the Mortgage, in principal amount equal to:

•	66-2/3% of net property additions not previously utilized under the Mortgage;

•	the amount of cash deposited with the Mortgage Trustee as the basis for the issuance of those bonds; and

•	the amount of bondable bond retirements not previously utilized under the Mortgage;

provided, however, that no bonds may be issued on the basis of net property additions or deposited cash, or on the basis of bondable bond retirements if the bonds to be issued bear a higher rate of interest than that borne by the bonds retired or being retired (except when the bonds retired or being retired mature within two years), unless our net earnings for any twelve-month period within the immediately preceding fifteen-month period shall have been equal to at least two and one-half times the annual interest on all bonds then outstanding under the Mortgage, including the bonds then proposed to be issued but not including any bonds then being retired.

The Mortgage provides that cash deposited with the Mortgage Trustee as a basis for the issuance of bonds shall be:

•

paid over to us in an amount, certified to the Mortgage Trustee, equal to 66-2/3% of the amount of net property additions not previously utilized under the Mortgage, or in an amount equal to the amount of bondable bond retirements not previously utilized under the Mortgage, or both, or

•	applied to the purchase or redemption of bonds.

“Net earnings” means our earnings as defined in the Mortgage after deducting all charges except:

•	charges for the amortization, write-down or write-off of acquisition adjustments or intangibles;

•	property losses charged to operations;

•	provisions of income and excess or other profits taxes imposed on income after the deduction of interest charges, or charges made in lieu of those taxes;

•	interest charges; and

•	amortization of debt and stock discount and expense or premium.

Any net profit or net loss from merchandising and jobbing is to be deducted from operating expenses or added to operating expenses, as the case may be. Net nonoperating income from property and securities not subject to the lien of the Mortgage may be included in revenues but only to the extent of not more than 10% of the total of such net earnings. No profits or losses on the disposition of property or securities or on the reacquisition of securities shall be included in net earnings. The net earnings calculation under the Mortgage is not affected by certain accounting write-offs related to plant costs.

Except as set forth above, the Mortgage does not limit the amount of additional bonds which can be issued and it does not contain any restrictions on the issuance of unsecured indebtedness. In addition, the Mortgage does not prohibit a merger or sale of substantially all of our assets or a comparable transaction, unless the lien of the Mortgage is impaired, and does not address the effect on bondholders of a highly leveraged transaction.

Property Additions/Bondable Bond Retirements

As of April 1, 2009, the amount of net property additions not utilized under the Mortgage is approximately $522 million. The amount of bondable bond retirements not previously utilized under the Mortgage are approximately $2.188 billion as of April 1, 2009.

“Bondable bond retirements” means an amount equal to the principal amount of bonds retired by application of funds deposited with the Mortgage Trustee for cancellation, whether or not such deposit of funds or surrender of bonds is pursuant to a sinking fund or purchase fund.

“Net property additions” means the amount of $50,000,000, plus the cost or fair market value as of the mortgage date of acquisition thereof, whichever is less, of property additions, less all “current provisions for depreciation” made by us after December 1, 1944, after deducting from those current provisions for depreciation the amount of the “renewal fund requirement,” if any, for the year 1945 and subsequent years.

“Current provisions for depreciation” for any period means the greater of:

•

the total of the amounts appropriated by us for depreciation during that period on all property of the character of property additions not subject to a prior lien, increased or decreased, as the case may be, by net salvage value for that period, such amounts not to include, however, provisions for depreciation charged to surplus, charges to income or surplus for the amortization, write-down or write-off of acquisition adjustments or intangibles, property losses charged to operations or surplus, or charges to income in lieu of income and excess or other profits taxes; and

•

an amount equal to one-twelfth of 2% for each calendar month of that period (or such lesser percentage, as may, at stated intervals, be certified by an independent engineer as adequate) of the original cost, as of the beginning of that month, of all depreciable property of the character of property additions not subject to a prior lien.

Renewal Fund Requirement

We covenant in the Mortgage that we will pay or cause to be paid to the Mortgage Trustee each year an amount of cash equal to the excess, if any, of current provisions for depreciation for that year over the cost or fair market value as of the mortgage date of acquisition thereof, whichever is less, of property additions for that year. That excess amount, which constitutes the renewal fund requirement for that year, is subject to reduction by an amount equal to the amount, certified to the Mortgage Trustee, of net property additions or bondable bond retirements, or both, not previously utilized under the Mortgage. There was no renewal fund requirement for any of the years 1945 through 2007, except as noted in the following table. Any renewal fund requirement was satisfied by certifying an equivalent amount of property additions, except as indicated in the table.

Renewal Fund Requirement
Year	Amount (in millions)	Year	Amount (in millions)		Year	Amount (in millions)
1989	$140.7	1994	$193.6		2004	$270.7
1990	1.0	1995	15.0	*
1993	50.9	1996	139.9	*

*	Satisfied by certifying an equivalent amount of bondable bond retirements.

Modification of Mortgage

In general, modifications or alterations of the Mortgage and of the rights and obligations of us and of the bondholders, and waivers of compliance with the Mortgage, may, with our approval, be made at a meeting of bondholders upon the affirmative vote of bondholders owning 80% of the principal amount of the bonds entitled to vote at the meeting with respect to the matter involved, but no such modifications or alterations or waivers of compliance shall be made which will permit the extension of time or times of payment of the principal of or the interest or the premium, if any, on any bonds or the reduction in the principal amount thereof or in the rate of interest or the amount of any premium thereon, or any other modification in the terms of such principal, interest or premium, which terms of payment are unconditional, or, otherwise than as permitted by the Mortgage, the creation of any lien ranking prior to or on a parity with the lien of the Mortgage with respect to any of the mortgaged property, all as more fully provided in the Mortgage.

Concerning the Mortgage Trustee and the Co-Trustee

An affiliate of the Mortgage Trustee provides general banking services, including those as a depository, for us and certain of our affiliates. The affiliate is also one of the lenders under credit agreements with us and our affiliates.

D. G. Donovan, Co-Trustee under the Mortgage, is an officer of the Mortgage Trustee.

Rights Upon Default

The Mortgage provides that in case any one or more of certain specified events (defined as “completed defaults”) shall occur and be continuing, the Mortgage Trustee or the holders of not less than 25% in principal amount of the bonds may declare the principal of all bonds, if not already due, together with all accrued and unpaid interest thereon, to be immediately due and payable. The Mortgage Trustee, upon request of the holders of a majority in principal amount of the outstanding bonds, shall waive such default and rescind any such declaration if such default is cured.

The Mortgage further provides that upon the occurrence of one or more completed defaults, the Mortgage Trustee and the Co-Trustee may proceed by such suits of law or in equity to foreclose the lien of the Mortgage or to enforce any other appropriate remedy as the Mortgage Trustee and the Co-Trustee, being advised by counsel, shall determine.

Holders of bonds have no right to enforce any remedy under the Mortgage unless the Mortgage Trustee and the Co-Trustee have first had a reasonable opportunity to do so following notice of default to the Mortgage Trustee and request by the holders of not less than 25% in principal amount of the bonds for action by the Mortgage Trustee and the Co-Trustee with offer of indemnity satisfactory to the Mortgage Trustee and the Co-Trustee against costs, expenses and liabilities that may be incurred thereby, but such provision does not impair the absolute right of any bondholder to enforce payment of the principal of and interest on such bondholder’s bonds when due.

Default and Notice Thereof to Bondholders

The Mortgage provides that the following shall constitute completed defaults:

•	default shall be made by us in the payment of any installment of interest on any of the bonds when due and such default shall continue for 60 days;

•	default shall be made by us in the payment of the principal of any of the bonds when due, whether at maturity or by declaration or otherwise;

•

default shall be made by us in the payment of any installment of interest on any prior lien bonds when due, and such default shall continue for 30 days after written notice given to us (following the expiration of the period of grace, if any, specified in the prior lien securing such prior lien bonds) by the Mortgage Trustee or to us and the Mortgage Trustee by the holders of not less than 5% in principal amount of the bonds;

•

default shall be made by us in the payment of the principal of any prior lien bonds when due, whether at maturity or by declaration or otherwise, and such default shall continue for 30 days after written notice to us by the Mortgage Trustee or to us and the Mortgage Trustee by the holders of not less than 5% in principal of the bonds;

•

bankruptcy, receivership or similar proceedings shall be initiated by us, or any judgment entered in such proceedings initiated against us shall not have been vacated, set aside or stayed within 45 days after the entry thereof; and

•

default shall be made in the observance or performance of any other of our covenants, conditions or agreements contained in the Mortgage or in the bonds or in any prior lien or prior lien bonds, and such default shall continue for 90 days after written notice to us and the Mortgage Trustee by the holders of not less than 25% in principal amount of the bonds.

Within 90 days after the occurrence of any default which is known to the Mortgage Trustee and the Co-Trustee, the Mortgage Trustee and the Co-Trustee shall give to the bondholders notice of such default unless it shall have been cured; except, in case of defaults in the payment of principal of or interest on the bonds, or in the payment of any sinking fund or purchase fund installment, if the Mortgage Trustee shall in good faith determine that the withholding of such notice is in the interests of the bondholders and the Co-Trustee shall in good faith determine that the withholding of such notice is in the interests of the bondholders.

Certificates and Opinions

Officers’ certificates evidencing compliance with the covenants in the Mortgage relating to the payment of taxes and the maintenance of insurance on our properties subject to the lien of the Mortgage must be filed as exhibits to our certificate filed annually with the Mortgage Trustee. In connection with the taking of various actions by the Mortgage Trustee and the Co-Trustee, or the Mortgage Trustee upon our application, including the authentication and delivery of additional bonds, the release of property, the reduction or withdrawal of cash and other matters, the Mortgage requires that we furnish to the Mortgage Trustee orders, requests, resolutions, certificates of the officers, engineers, accountants and appraisers, and opinions of counsel and other documents, the particular documents to be furnished in each case being dependant upon the nature of the application.

DESCRIPTION OF NOTES

We will issue each series of notes under the Indenture dated as of September 1, 1987, as amended and supplemented from time to time, between us and U.S. Bank National Association, as the successor trustee. We refer to this Indenture in this prospectus as the “Senior Indenture” and to U.S. Bank National Association as the “Senior Indenture Trustee.”

We have summarized selected provisions of the Senior Indenture below. However, because this summary is not complete, it is subject to and is qualified in its entirety by reference to the Senior Indenture. We suggest that you read the complete text of the Senior Indenture, a copy of which we have incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

The following sets forth certain general terms and provisions of the notes. The particular terms of the series of notes offered by any prospectus supplement will be described in that prospectus supplement. The Senior Indenture provides that the notes may be issued in one or more series, may be issued at various times, may have differing maturity dates, may bear interest at differing rates and may have other differing terms and conditions, as described below. We need not issue all notes of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holder of the notes of that series for issuances of additional notes. One or more series of the notes may be issued with the same or various maturities at par, above par or at a discount.

Issuance in Global Form

Unless otherwise indicated in the applicable prospectus supplement, we will initially issue each series of notes in the form of one or more global notes, in registered form, without coupons, as described under the caption “Book-Entry System.” The notes will be issued in denominations of $1,000 and authorized multiples of $1,000. No service charge will be made for any transfer or exchange of any note, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with any transfer of a note.

We anticipate that DTC will act as securities depository for the notes. See “Book-Entry System.” We will describe any differing depository arrangement in the applicable prospectus supplement. For so long as the notes are issued in book-entry form, payments of principal and interest will be made in immediately available funds by wire transfer to DTC or its nominee. If the notes are issued in certificated form to a holder other than DTC, payments of principal and interest will be made by check mailed to that holder at that holder’s registered address. Payment of principal of the notes in certificated form will be made against surrender of those notes at the office or agency of our company in the City of Chicago, Illinois and an office or agency in the Borough of Manhattan, City of New York. Payment of interest on the notes will be made to the person in whose name those notes are registered at the close of business on the record date for the relevant interest payment date.

Ranking

The notes will be unsecured and will rank equally with our outstanding unsecured indebtedness. The notes will be junior to any secured indebtedness we may incur to the extent of the collateral securing that indebtedness. The lien of the Mortgage covers substantially all of our properties and franchises. See “Description of Bonds–Security.” In addition to the series of bonds currently outstanding under the Mortgage, we may from time to time issue additional series of bonds under the Mortgage, subject only to certain net earnings and other requirements of the Mortgage. See “Description of Bonds–Issuance of Additional Bonds.”

Sinking Fund and Redemption Provisions

We will specify in the applicable prospectus supplement any sinking fund and redemption provisions applicable to the series of notes being offered by that prospectus supplement.

Issuance of Additional Notes

The Senior Indenture does not limit the aggregate principal amount of notes that we may issue thereunder, nor does it afford holders of the notes protection in the event of a highly leveraged or similar transaction involving our company. As of December 31, 2008, notes having an aggregate principal amount of approximately $140 million were outstanding under the Senior Indenture. Neither the Senior Indenture nor any of our other indentures under which we now have series of debentures outstanding limits our ability to issue securities, whether secured or unsecured.

Modification of Indenture

We may, except as described below, enter into supplemental indentures with the Senior Indenture Trustee for the purpose of amending or modifying, in any manner, the provisions of the Senior Indenture or of any supplemental indenture thereto:

•	with the consent of:

•	the holders of a majority in principal amount of the notes at the time outstanding under the Senior Indenture; and

•	all series of notes which are affected by the proposed amendment or modification; or

•	without consent if the proposed amendment or modification does not affect the rights of any noteholder.

Without the consent of the holder of each outstanding note affected, we may not enter into a supplemental indenture that would, among other things:

•

change the stated maturity of the principal of, or any installment of interest on, any note, or reduce the principal amount thereof or the interest thereon or any premium payable upon the redemption thereof; or

•	reduce the percentage in principal amount of the outstanding notes.

Concerning the Senior Indenture Trustee

The Senior Indenture Trustee provides general banking services, including those as a depository, for us and certain of our affiliates. The Senior Indenture Trustee is also one of the lenders under credit agreements with us and our affiliates.

Events of Default and Rights upon Default

The Senior Indenture provides that the following constitute “Events of Default” with respect to the notes of any series:

•	default by us in the payment of any interest upon any note of that series when it becomes due and payable, and continuance of that default for a period of 60 days;

•	default by us in the payment of the principal of, or premium, if any, on, any note of that series at its maturity;

•

default by us in the deposit of any installment of any sinking fund or similar payment with respect to notes of that series when and as payable, and continuance of that default for a period of 60 days;

•	the entry of a decree or order in bankruptcy, receivership or similar proceedings initiated against us, and the continuance of any such decree or order for a period of 45 consecutive days;

•	our institution of, or our consent to the institution of, bankruptcy, insolvency or similar proceedings against us; and

•

default by us in the performance, or breach, of any other of our covenants or warranties contained in the Senior Indenture, and continuance of that default or breach for a period of 90 days after notice:

•	to us by the Senior Indenture Trustee; or

•	to us and the Senior Indenture Trustee by the holders of at least 25% in principal amount of the outstanding notes of that series.

Additional events of default with respect to a particular series of notes may be specified in a supplemental indenture or a Board resolution applicable to that series, and we will describe any of those additional events of default in the prospectus supplement for that series.

The Senior Indenture provides that within 90 days after the occurrence of any default which is known to the Senior Indenture Trustee, the Senior Indenture Trustee shall give to the noteholders notice of that default, unless that default shall have been cured or waived; except:

•

in the case of a default in the payment of the principal of, or premium, if any, or interest on any note of that series, or in the payment of any sinking or purchase fund installment, if the Senior Indenture Trustee shall in good faith determine that the withholding of such notice is in the interests of the holders of notes of that series; and

•

in the case of any default in the performance, or breach, of any covenant or warranty referred to in the last bullet point in the immediately preceding paragraph, no notice of default to holders shall be given until at least 60 days after the occurrence thereof.

If an Event of Default occurs with respect to notes of any series and is continuing, the Senior Indenture Trustee or the holders of 25% in principal amount of the outstanding notes of that series may declare the principal of all the notes of that series due and payable. The holders of a majority in principal amount of the outstanding notes of that series may rescind and annul such declaration if the default has been cured.

The holders of a majority in principal amount of the outstanding notes of all series affected by an Event of Default may waive any past default under the Senior Indenture and its consequences, except a default in the payment of the principal of, or premium, if any, or interest on any note or in respect of a covenant or provision of the Senior Indenture which cannot be modified or amended without the consent of the holder of each outstanding note affected.

If an Event of Default occurs and is continuing, the Senior Indenture Trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of notes by any appropriate judicial proceedings as the Senior Indenture Trustee shall deem most effectual.

The Senior Indenture provides that the holders of a majority in principal amount of the outstanding notes issued under the Senior Indenture have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Indenture Trustee or exercising any trust or power conferred on the Senior Indenture Trustee. The Senior Indenture Trustee is not obligated to comply with any request or direction of noteholders pursuant to the Senior Indenture unless it has been offered indemnity against costs and liabilities which it might incur in complying with that request or direction.

We are required to file with the Senior Indenture Trustee, annually, an officers’ certificate specifying any defaults we know to exist under the Senior Indenture.

Satisfaction and Discharge of the Notes and the Indenture

Unless otherwise provided in the supplemental indenture creating a series of notes, we will be deemed to have paid and discharged the entire indebtedness on all the outstanding notes of that series when:

•	either,

•

we have deposited with the Senior Indenture Trustee for such purpose an amount sufficient to pay and discharge the entire indebtedness on all outstanding notes of that series for principal, and premium, if any, and interest to the stated maturity or any redemption date thereof, or we have deposited with the Senior Indenture Trustee for such purpose that amount of direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the United States of

America and which are not callable at the option of the issuer thereof as will, together with the income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay and discharge the entire indebtedness on all outstanding notes of that series for principal, and premium, if any, and interest to the stated maturity or any redemption date thereto; or

•	we have properly fulfilled any other means of satisfaction and discharge as are specified in the supplemental indenture applicable to the notes of that series;

•	we have paid or caused to be paid all other sums payable with respect to the outstanding notes of that series; and

•	we have delivered certain certificates and an opinion of counsel.

The Senior Indenture shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of notes) when:

•	either all notes have been delivered to the Senior Indenture Trustee for cancellation, or all notes not delivered to the Senior Indenture Trustee for cancellation,

•	have become due and payable,

•	will become due and payable at their stated maturity within one year, or

•	are to be called for redemption within one year under arrangements satisfactory to the Senior Indenture Trustee,

and we have deposited with the Senior Indenture Trustee for such purpose an amount sufficient to pay and discharge the entire indebtedness on the notes for principal, and premium, if any, and interest to the date of such deposit (in the case of notes which have become due and payable), or to their stated maturity or redemption date, as the case may be;

•	we have paid or caused to be paid all other sums payable by us under the Senior Indenture; and

•	we have delivered certain certificates and an opinion of counsel.

For United States federal income tax purposes, the deposit described in the preceding paragraphs may be treated as a taxable exchange of the related notes for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case, holders of those notes would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their notes. Thereafter, such holders would be required to include in income any income, gain or loss on the trust obligations, or their pro rata share of the income, gain or loss of the trust, as the case may be. The amount so required to be included in income could be a different amount than would be includable in the absence of the deposit. You should consult your own tax advisor as to the specific consequences to you of such a deposit.

BOOK-ENTRY SYSTEM

Unless otherwise indicated in the applicable prospectus supplement, each series of bonds or notes will initially be issued in the form of one or more global securities, in registered form, without coupons (as applicable). The global security will be deposited with, or on behalf of, a depository, and registered in the name of that depository or a nominee of that depository. Unless otherwise indicated in the applicable prospectus supplement, the depository for any global securities will be DTC.

The global securities will be issued as fully-registered securities registered in the name of Cede & Co., DTC’s partnership nominee, or such other name as may be requested by an authorized representative of DTC. One fully-registered global security certificate will be issued for each issue of the global securities, each in the aggregate principal amount of that issue and will be deposited with DTC. If however, the aggregate principal amount of any issue of a series of bonds or notes exceeds $500 million, one global certificate will be issued with respect to each

$500 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of that series. So long as the depository, or its nominee, is the registered owner of a global security, that depository or such nominee, as the case may be, will be considered the owner of that global security for all purposes under the Senior Indenture or the Mortgage, as applicable, including for any notices and voting. Except as otherwise provided below, the owners of beneficial interests in a global security will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of any such securities and will not be considered the registered holder thereof under the Senior Indenture or the Mortgage, as applicable. Accordingly, each person holding a beneficial interest in a global security must rely on the procedures of the depository and, if that person is not a direct participant, on procedures of the direct participant through which that person holds its interest, to exercise any of the rights of a registered owner of such security.

A global security may not be transferred as a whole except by DTC to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global securities shall be transferred and exchanged through the facilities of DTC. Beneficial interests in the global securities may not be exchanged for securities in certificated form except in the circumstances described in the following paragraph.

Unless otherwise specified in the applicable prospectus supplement, we will be obligated to exchange global securities in whole for certificated securities only if:

•

the depository notifies us that it is unwilling or unable to continue as depository for the global securities or the depository has ceased to be a clearing agency registered under applicable law and, in either case, we thereupon fail to appoint a successor depository within 90 days;

•	we, at our option, notify the applicable trustee in writing that we elect to cause the issuance of certificated securities; or

•	there shall have occurred and be continuing an event of default with respect to the applicable securities of any series.

In all cases, certificated securities delivered in exchange for any global security or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depository (in accordance with customary procedures).

The descriptions of operations and procedures of DTC that follow are provided solely as a matter of convenience. These operations and procedures are solely within DTC’s control and are subject to changes by DTC from time to time. We take no responsibility for these operations and procedures and urge you to contact DTC or its participants directly to discuss these matters. DTC has advised us as follows:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

•

DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry transfers and pledges in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

•

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC, in turn, is owned by users of its regulated subsidiaries. Those subsidiaries include DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation.

•

Access to the DTC system is also available to others such as securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, which are referred to as indirect participants and, together with the direct participants, the participants.

•	The rules applicable to DTC and its participants are on file with the SEC.

Purchases of global securities under the DTC system must be made by or through direct participants, who will receive a credit for such purchases of global securities on DTC’s records. The ownership interest of each actual purchaser of each global security, or beneficial owner, is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global securities, except in the event that use of the book-entry system for the global securities is discontinued.

To facilitate subsequent transfers, all global securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of global securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global securities; DTC’s records reflect only the identity of the direct participants to whose accounts such global securities are credited which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of global securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the global securities, such as redemptions, tenders, defaults, and proposed amendments to the security documents. For example, beneficial owners of global securities may wish to ascertain that the nominee holding the global securities for their benefit has agreed to obtain and transmit notices to beneficial owners; in the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

If the global securities are redeemable, redemption notices shall be sent to Cede & Co. If less than all of the global securities are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the global securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants whose accounts the global securities are credited on the record date, identified in a listing attached to the omnibus proxy.

Principal, interest and premium payments, if any, on the global securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee for such securities, on the payable date in accordance with the respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that participant and not of DTC, the trustee for those securities, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, interest and premium, if any, on any of the aforementioned securities represented by global securities to DTC is the responsibility of the appropriate trustee and us. Disbursement of those payments to direct participants shall be the responsibility of DTC, and disbursement of those payments to the beneficial owners shall be the responsibility of the participants.

DTC may discontinue providing its services as securities depositary with respect to the global securities at any time by giving us reasonable notice. Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the global securities among participants, it is under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time.

The underwriters, dealers or agents of any of the securities may be direct participants of DTC.

None of the trustees, us or any agent for payment on or registration of transfer or exchange of any global security will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in that global security or for maintaining, supervising or reviewing any records relating to those beneficial interests.

PLAN OF DISTRIBUTION

We may sell the securities through underwriters or dealers, through agents or through a combination of these methods. The applicable prospectus supplement will contain specific information relating to the terms of the offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the net proceeds to us from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation; and

•	the initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Underwriters

If underwriters are used in an offering, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of those firms. The specific managing underwriter or underwriters, if any, will be named in the prospectus supplement relating to the particular securities together with the members of the underwriting syndicate, if any. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the particular securities will be subject to specified conditions precedent and the underwriters will be obligated to purchase all of the securities being offered if any are purchased.

By Dealers

If dealers are used in the sale, unless otherwise specified in the applicable prospectus supplement, we will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by the dealers at the time of resale. The applicable prospectus supplement will contain more information about the dealers, including the names of the dealers and the terms of our agreement with them.

By Agents

We may sell the securities directly or through agents we designate from time to time. The applicable prospectus supplement will set forth the name of any agent involved in the offer or sale of the securities in respect of which that prospectus supplement is delivered and any commissions payable by us to that agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Indemnification of Underwriters

Any underwriters, dealers or agents participating in the distribution of the securities may be deemed to be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them on the sale or resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriters, dealers or agents will be identified and their compensation from us will be described in the applicable prospectus supplement.

We may agree with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to contribute with respect to payments which the underwriters, dealers or agents may be required to make in respect of these liabilities.

Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us in the ordinary course of their businesses.

Market for the Securities

Unless otherwise specified in a prospectus supplement, the securities will not be listed on a national securities exchange. We cannot assure that any broker-dealer will make a market in any series of the securities or the liquidity of the trading market for any of the securities.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, Sidley Austin LLP, Chicago, Illinois, will render an opinion as to the validity of the securities for us, and Winston & Strawn LLP, Chicago Illinois, will render an opinion as to the validity of the securities for any underwriters, dealers, purchasers or agents. Winston & Strawn LLP provides legal services to Exelon and its subsidiaries, including us, from time to time.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the annual report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, information statements and other information with the SEC. You may read and copy any document that we file with the SEC at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet on the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we have filed with the SEC (file number 1-1839):

•

Our annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 6, 2009, as amended by Form 10-K/A dated February 18, 2009 and filed with the SEC on February 19, 2009;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on April 24, 2009; and

•	Our current reports on Form 8-K dated:

•	February 17, 2009 and filed with the SEC on February 17, 2009; and

•	April 23, 2009 and filed with the SEC on April 29, 2009.

Any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until we or any underwriters sell all of the securities covered by this registration statement shall be deemed to be incorporated by reference in this prospectus from the date such documents are filed.

In addition to the resources maintained by the SEC, you may also obtain these filings at no cost by writing us at Commonwealth Edison Company, 10 South Dearborn Street, 52nd Floor, P.O. Box 805379, Chicago, Illinois 60680-5379; Attention: Director, Investor Relations, or by calling us at (312) 394-2345.

$600,000,000

Commonwealth Edison Company

$             First Mortgage             % Bonds, Series 111, due 2016

$             First Mortgage             % Bonds, Series 112, due 2021

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BNP PARIBAS

US Bancorp

Wells Fargo Securities

Deutsche Bank Securities

Ramirez & Co., Inc.

Co-Managers

CIBC

PNC Capital Markets LLC

August     , 2011